SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                               September 24, 2003

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                            Form 20-F X Form 40-F __

             Indicate by check mark if the registrant is submitting
                      the Form 6-K in paper as permitted by
                         Regulation S-T Rule 101(b)(1):

                                 Yes _____ No X

        (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide
                 an attached annual report to security holders)

             Indicate by check mark if the registrant is submitting
                      the Form 6-K in paper as permitted by
                         Regulation S-T Rule 101(b)(7):

                                 Yes _____ No X

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934:

                                 Yes _____ No X

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CORUS GROUP plc



Date: September 24, 2003                    By    Theresa Robinson
      ------------------                          ----------------

                                            Name: Mrs T Robinson
                                            Group Secretariat Co-ordinator

NEWS RELEASE
24 September 2003




                                 CORUS GROUP plc

                INTERIM REPORT FOR THE HALF YEAR TO 28 JUNE 2003

                                    CONTENTS




  Index                                                                 1
  Key Financials and Highlights                                         2
  Comments by Chairman and Chief Executive                              3
  Interim Statement                                                     4 - 5
  Review of the Period                                                  6 - 9
  Consolidated Profit and Loss Account                                  10
  Consolidated Balance Sheet                                            11
  Statement of Total Recognised Gains and Losses                        12
  Reconciliation of Movements in Shareholders' Funds                    12
  Consolidated Cash Flow Statement                                      13 -14
  Reconciliation of Net Cash Flow to Movement in Net Debt               15
  Analysis of Net Borrowings                                            15
  Supplementary Information                                             16 -22
  Independent Review Report                                             23



This Interim Report sets out the results for the six months to 28 June 2003 and, unless otherwise stated, comparisons are to the six months to 29 June 2002. Figures for the twelve months ended 28 December 2002 have been extracted from the audited accounts which have been delivered to the Registrar of Companies and on which the auditors have issued an unqualified report. The audit report referred to a fundamental uncertainty in respect of the application of the going concern basis. The matter leading to this fundamental uncertainty has been resolved, as described on page 8, "Cash flow and financing".





Corus
30 Millbank
London SW1P 4WY
T +44 (0)20 7717 4444
www.corusgroup.com

                                CORUS GROUP plc

KEY FINANCIALS AND HIGHLIGHTS


Corus today announces interim results for the half year to 28 June 2003:

--------------------------------------------------------------------------------

Key financials                                             2003         2002         2002
(pound)m                                                    H1           H2           H1

o   Turnover                                              4,023         3,612        3,576

o   EBITDA (before exceptional items) (*)                   120            27          (80)

o   Operating loss (before exceptional items)               (36)         (141)        (252)

o   Group operating loss                                    (57)         (239)        (207)

o   Loss before taxation                                    (89)         (170)        (234)

o   Net borrowings at end of period                      (1,506)       (1,236)      (1,680)

Losses reduced in first half:

o   Growth in turnover driven by both higher prices and volumes

o   UK operations stabilised and manufacturing performance improved across the Group

o   Significant increases in underlying raw material costs

Cautious outlook for second half:

o Market conditions remain difficult and weak European demand is expected to limit immediate further progress

(*) : see note 11, page 20, "Supplementary information"

--------------------------------------------------------------------------------






-----------------------------------------------------------------------

"Restoring Success" launched:

o   New appointments to top teams

o   New divisional structure established

o   First phase of UK restructuring launched

o   Further significant measures to improve performance underway

o   Progress being made towards building a stronger financial base

-----------------------------------------------------------------------

                                CORUS GROUP plc

COMMENTS BY CHAIRMAN AND CHIEF EXECUTIVE

Commenting on today's announcement, Jim Leng, Chairman, said:

"These results demonstrate that some progress has been made in reducing operating losses, but much remains to be done. We are taking radical measures to put the Company on a sound basis and allow it to realise its full potential. Philippe Varin is leading and accelerating the pace of change and has begun the process of renewal which the Board believes is essential if Corus is to generate value for shareholders."

Philippe Varin, Chief Executive, said:

"Corus has some strong businesses but is currently producing unsatisfactory results. Our "Restoring Success" initiatives are designed to improve our performance and allow us to build a firm platform for future growth.

Already we have made progress. We have established a new divisional structure which will sharpen strategic focus, increase accountability and help secure benefits across business units. We are rejuvenating the management team, reducing bureaucracy, encouraging interdivisional co-operation and fostering a can-do culture. Today we have launched the first phase of our UK restructuring plans to restore the profitability of our Engineering Steels business. This first phase will be funded from a combination of disposals and ECA - backed finance.

Although we have developed considerable momentum, implementing all our plans will take some time. Meanwhile, we foresee difficult market conditions which will limit further improvements in our financial results in the immediate future."



                           --------------------------


Contacts:

Investor Relations: (44) (20) 7717 4503/4504/4501

Corporate Relations: (44) (20) 7717 4502/4597/4505

                                CORUS GROUP plc

INTERIM STATEMENT

Half year results

The half year results for the Group were significantly better than those of last year, with an operating loss before exceptional items of (pound)36m for the first half of 2003, as compared with losses of (pound)252m and (pound)141m respectively for the first and second half years of 2002. The Group operating loss amounted to (pound)57m as compared with (pound)207m in the first half of 2002 and (pound)239m in the second half.

The main factor contributing to the better performance was an improvement in the Group's carbon steel operations, driven by higher selling prices, a more stable UK plant configuration and a recovery in sales volumes. The impact of exchange rate effects from the strengthening Euro also contributed positively. These benefits were, however, partially offset by the impact of higher raw material input costs.

The net loss after tax and minority interests amounted to (pound)125m and the Board has decided that no interim dividend will be paid. There was an operating cash outflow of (pound)101m during the first half year, principally arising from an increase of (pound)219m in working capital as a consequence of higher selling prices and volumes. Net borrowings at the end of the half year amounted to (pound)1.5 billion as compared with (pound)1.2 billion at end-December 2002, and (pound)1.7 billion at end-June 2002.


Current trading and market outlook

Although there are early signs that a global economic recovery will take place during 2004, the immediate outlook remains difficult. Conditions in the Group's key European markets are challenging with continuing weakness in demand within manufacturing and construction sectors. In addition to the adverse impact of these market factors, the second half of 2003 will be subject to the normal seasonal impact (around (pound)25m) of planned Summer and Christmas maintenance periods. These factors are expected to offset the combined benefits of further improvements in manufacturing performance, ongoing efficiency gains and the impact of the strengthening of the Euro that was seen in the first half of 2003.

"Restoring Success" plans

Since joining Corus on 1 May 2003, Philippe Varin has undertaken a review of the Group and established priorities for the future. These initiatives to set Corus on the road to recovery are known as "Restoring Success". Some of these plans are already being implemented and the pace of change is expected to accelerate going forward. The "Restoring Success" plans cover three main areas: management and leadership; operational performance; and finance.

                                CORUS GROUP plc

Management and leadership

Change has started at the top. Philippe Varin became Chief Executive on 1 May and Jim Leng succeeded to the chairmanship of the Group on 1 June. In addition, two new non-executive directors were appointed to the Board in June and August, and three new members have been appointed to the Executive Committee. The top 50 senior managers have participated in a rigorous external assessment process. Going forward we will ensure that our management gains further international experience. New appointments will then be drawn from a broader, more international pool of talent. We have established a new divisional structure with each division headed by a member of the Executive Committee in order to bring greater accountability to the management process and a clearer focus on revenues, costs and customer service.

Operational performance

Although results from operations have improved, they continue to be unsatisfactory, particularly in the UK. The absolute priority is the restructuring of the Group's UK operations in order to improve efficiency, reduce costs and be cash positive even at the bottom of the cycle. Steel production in the UK will be focused on three sites: Port Talbot for flat products, Scunthorpe for long products; and Rotherham for engineering steels, with capacity aligned to a realistic assessment of the available market. The decision to proceed with the first phase of UK restructuring has been announced today with the launch of a major investment at Corus' Engineering Steels business.

Work is ongoing to assess the potential for refocusing Teesside as a cash-generative slab and bloom producer feeding international markets. As part of this work, partnership and joint venture opportunities will be explored.

Within the Group's new operating divisions, plans are being developed for each business unit focusing on manufacturing excellence and supply chain optimisation. Corporate resources will be directed at supporting these activities. In addition, a rigorous review is underway covering purchasing, logistics and support services.

Finance

A new EUR1.2 billion banking facility was signed on 31 July, replacing the facility that was due to expire at the end of January 2004. The new facility has a final maturity date of 30 June 2006 and provides committed bank financing for Corus' working capital requirements.

As to the funding of the UK restructuring plans, the first phase covering Corus Engineering Steels, which is announced today, will be funded from a combination of disposal proceeds and Export Credit Agency ("ECA") backed finance. Options for funding the measures to be taken in the Group's Flat Products and Long Products divisions are currently being assessed. Important medium term goals are: to reduce the level of the Group's borrowings; to regain investment grade status; and, in due course, to resume the payment of dividends to shareholders.

                                CORUS GROUP plc

REVIEW OF THE PERIOD



Summary of operating results



Group turnover for the first half of 2003 totalled (pound)4,023m (2002:
(pound)3,576m) and operating costs amounted to (pound)4,080m (2002:
(pound)3,783m), including exceptional items of (pound)21m (2002: credit of (pound)45m). Turnover and operating costs for the first half were influenced by the impact of exchange rate effects as a result of the strengthening Euro and weakening of the US dollar. The Group operating loss before exceptional items amounted to (pound)36m as compared with (pound)252m in the first half of 2002 and (pound)141m during the second half. After taking account of exceptional items, the Group incurred an operating loss of (pound)57m as compared with losses of (pound)207m in the first half of 2002 and (pound)239m during the second half. Half-yearly comparisons of the results are discussed in more detail below in the context of "Carbon steel" and "Aluminium".

Carbon steel

Total carbon steel turnover for the half year totalled (pound)3,513m (2002:
(pound)3,076m) and included the impact of exchange rate effects as a result of the strengthening Euro, and an increased level of distribution and further processing turnover and other turnover which together amounted to (pound)790m (2002: (pound)715m). Product turnover was 15% higher at (pound)2,723m (2002:
(pound)2,361m) reflecting the combination of a 9% increase in average revenue and a 6% rise in sales volume. As compared with the second half of 2002, average revenue and sales volume increased by 6% and 8% respectively, resulting in product turnover being up by 14%.

The UK market saw an estimated fall of 4% in steel demand reflecting declines in the industrial building sector and most manufacturing industries. However, Corus' total carbon steel sales volume in the UK was 3.14mt, 5% above the level of the first half of 2002 (2.99mt) which, together with a 6% rise in average revenue, resulted in turnover of (pound)922m being 11% higher than in the corresponding period last year ((pound)830m). As compared with the second half of 2002, product turnover in the UK rose by 13% with increases of 8% in sales volume and 5% in average revenue. These improvements mainly reflect the combination of higher underlying selling prices in most product areas (both in terms of contract and spot prices) and a more stable plant configuration including the successful resumption of a two-blast furnace operation at Port Talbot.

In other European markets, carbon steel product turnover amounted to (pound)1,372m and was 21% above the level of the first half of 2002 ((pound)1,134m) as a result of sales volume, which increased by 8% to 4.47mt (2002: 4.13mt), and average revenue which rose by 12%. As compared with the second half of last year, product turnover increased by 19% as a result of higher sales volume (up 12%) and improved average revenue (up 7%), despite subdued levels of demand. Outside of Europe, sales volume was broadly unchanged at 1.28mt (2002: 1.27mt) but turnover of (pound)429m (2002: (pound)397m) was 8% higher mainly as a result of improved selling prices, with average revenue up by 7%.

                                CORUS GROUP plc

Total carbon steel operating costs for the first half of 2003 amounted to (pound)3,584m (2002: (pound)3,304m). Operating costs excluding exceptional items amounted to (pound)3,564m and were 6% above the level of the corresponding period in 2002 ((pound)3,349m), reflecting the 6% rise in sales volume together with substantial increases in underlying costs of raw materials (particularly iron ore, coke and scrap), the impact of which was partially mitigated by the weaker US dollar. Comparisons of operating costs were also influenced by exchange translation effects of a strengthening Euro and continuing benefits from ongoing manpower productivity and efficiency improvement measures, launched in 2001 and 2002 and including the "World Class IJmuiden" and "High Performance Strip" programmes. A net charge of (pound)20m for exceptional items was made in the first half of 2003, mainly in respect of the announced closure of the electro-zinc line at Shotton in North Wales. This compared with a net credit of (pound)45m in the first half of 2002 and a net charge of (pound)90m in the second half.

Against the above background, the first half year for carbon steel resulted in an operating loss of (pound)51m before exceptional items. This compared with losses of (pound)273m in the first half and (pound)149m in the second half of last year. After taking account of exceptional items, the carbon steel operating loss amounted to (pound)71m as compared with (pound)228m in the first half of 2002 and (pound)239m in the second half. The carbon steel operating loss of (pound)51m before exceptional items comprised a profit of (pound)76m from Corus Nederland's carbon steel operations and a loss of (pound)127m from Corus UK.


Aluminium

Turnover during the first half of 2003 totalled (pound)510m and was 2% above the level of the corresponding period in 2002 ((pound)500m), with a 5% increase in average revenue being partially offset by a 3% net fall in sales volume. The exchange translation effects of a strengthening Euro and a reduced level of sales of primary aluminium were the principal factors contributing to the increase in average revenue. The net fall in sales volume was mainly due to lower sales of primary aluminium. For rolled products and extrusions, sales volumes increased as the European market saw some recovery particularly in the first quarter of 2003 from its low point in mid-2002.

Total aluminium operating costs amounted to (pound)496m and were 4% above the level of the first half of 2002 ((pound)479m) mainly reflecting a combination of exchange translation effects of a strengthening Euro, higher energy costs, and commissioning costs relating to the start-up of new equipment. The underlying LME price averaged US$1,376 per tonne during the first half year (2002:
US$1,366) but, over the same period, the weakness of the US dollar led to a fall of 14% in the Euro equivalent. A net charge of (pound)1m was made in the first half of 2003 in respect of exceptional items. This compared with (pound)nil in the first half and a charge of (pound)8m for the second half of 2002.

Against the background outlined above, the first half year for aluminium resulted in an operating profit of (pound)15m before exceptional items. This compared with profits of (pound)21m in the first half and (pound)8m during the second half of last year. After taking account of exceptional items, the aluminium operating profit amounted to (pound)14m, as compared to (pound)21m in the first half of 2002 and (pound)nil in the second half.

                                CORUS GROUP plc

Restructuring and impairment exceptional items

A net charge of (pound)21m was incurred in respect of exceptional items and included a charge of (pound)20m relating to the announced closure of the electro-zinc line at Shotton. This compared with a net credit of (pound)45m in the first half of 2002 and a net charge of (pound)98m in the second half. No provisions were made in Corus' accounts for the half year in respect of costs associated with the key findings of the UK asset review, which were announced at Corus' AGM on 29 April 2003 and were and remain dependent on appropriate funding.

In addition to the restructuring and impairment exceptional items, operating costs for the first half of 2003 also include one-off items in respect of: the cost of the Pechiney break fee ((pound)14m); costs of renegotiating the syndicated facility ((pound)9m); and, the final insurance settlement received in respect of the Port Talbot blast furnace (credit of (pound)23m). The only significant one-off items in 2002 were in the second half year, in respect of transaction costs ((pound)23m).

Profit and loss account

The Group operating loss amounted to (pound)57m and translated into a total operating loss of (pound)52m after taking account of Corus' (pound)5m share of the operating results of its associated undertakings which, since 1 July 2002, has excluded AvestaPolarit following the sale of Corus' 23.2% stake in that company. A profit of (pound)11m was realised on sale of fixed assets, mainly as a result of property disposals in the UK during the half year. After taking account of net interest payable of (pound)48m, a loss before taxation of (pound)89m was incurred. The net tax charge amounted to (pound)36m and the Group incurred a net loss for the half year of (pound)125m.

Cash flow and financing

There was a net cash outflow from operating activities of (pound)101m during the half year. The key feature was an increase in working capital requirements of (pound)219m principally as a result of the combination of improvements in underlying selling prices and higher sales volume. A net cash outflow of (pound)46m from capital expenditure and financial investment included gross capital expenditure of (pound)63m. The effect of changes in foreign exchange rates resulted in an increase in debt expressed in sterling terms of (pound)39m. After taking account of these and other movements, net borrowings amounted to (pound)1,506m as compared with (pound)1,236m at 28 December 2002 and (pound)1,680m at 29 June 2002.

On 31 July 2003, Corus signed a new EUR1.2 billion secured banking facility which replaced the facility that was due to expire at the end of January 2004. The new amortising syndicated facility has a final maturity date of 30 June 2006 and provides committed bank financing for the Group's working capital requirements. The facility size of EUR1.2 billion reduces: to EUR1.0 billion from the end of January 2004; to EUR800m from the end of June 2005; and, to EUR600m from the end of December 2005.

                                CORUS GROUP plc

The financial statements for the year ended 28 December 2002 were drawn up on a going concern basis but highlighted the fundamental uncertainty surrounding the requirement to replace the existing syndicated bank facility which was due to expire at the end of January 2004. Discussions on a new three year facility were successfully concluded on 31 July 2003 and this removes the fundamental uncertainty. Compliance with the terms of the new facility is dependent on the financial performance of the Group having regard to the adequacy of facilities available and various financial covenants including gearing levels and EBITDA/net interest cover. The directors believe, based on current projections which remain dependent upon steel market and broader economic conditions, that the facilities available are sufficient to meet the Group's current financing needs and the Group will be able to comply with the new covenants. On the basis of the foregoing the financial statements for the 6 months to 28 June 2003 are drawn up on a going concern basis.

Employees

Employees at 28 June 2003 totalled 50,400 as compared to 50,900 at 28 December 2002. The net reduction of 500 comprised some 700 job losses relating to previously announced efficiency and manpower productivity improvement measures partly offset by some 200 job additions through acquisition.

Accounting policies

The accounts for the half year have been produced in accordance with the applicable accounting standards in the UK, which have been consistently applied, and in accordance with the accounting policies set out in the Report and Accounts for the period to 28 December 2002. They also include a reconciliation of earnings and equity under US GAAP as set out in note 14 of "Supplementary Information" in this release. There have been no new UK standards issued by the Accounting Standards Board since the last Report & Accounts. However, one standard, FRS 17 "Retirement Benefits" which was issued in November 2000 has measurement requirements which do not need to be met in the primary statements until accounting periods which begin on or after 1 January 2005. The standard has not been adopted, although the required transitional disclosure requirements were made in the Report & Accounts for 2002. Disclosure information on the net pension asset determined in accordance with FRS 17 is set out in note 13 of "Supplementary Information" in this release. On 18 April 2002, Corus launched a revolving-period trade debtor securitisation programme in the UK. Under FRS 5 "Reporting the substance of transactions" the cash advanced has been offset against the assigned trade debtors as set out in note 9 of "Supplementary Information" in this release.

Forward Looking Statements

Statements in this release include "forward-looking statements" that express expectations of future events or results. All statements based on future expectations rather than on historical facts are forward-looking statements that involve a number of risks and uncertainties, and Corus cannot give assurance that such statements will prove to be correct.

                                CORUS GROUP plc

                      CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                     Unaudited              Unaudited               Audited
                                                                      6 months               6 months             12 months
                                                                    to 28 June             to 29 June             to 28 Dec
                                                                          2003                   2002                  2002
                                                                      (pound)m               (pound)m              (pound)m
TURNOVER: GROUP AND SHARE OF
JOINT VENTURES                                                           4,152                  3,729                 7,407
Less: share of joint ventures' turnover                                   (129)                  (153)                 (219)
                                                              ------------------     ------------------    ------------------

GROUP TURNOVER                                                           4,023                  3,576                 7,188
                                                              ------------------     ------------------    ------------------

Operating costs before exceptional items                                (4,059)                (3,828)               (7,581)
Restructuring and impairment exceptional items
(charged)/credited against operating costs                                 (21)                    45                   (53)
                                                              ------------------     ------------------    ------------------

TOTAL OPERATING COSTS                                                   (4,080)                (3,783)               (7,634)
                                                              ------------------     ------------------    ------------------

GROUP OPERATING LOSS                                                       (57)                  (207)                 (446)

SHARE OF OPERATING RESULTS OF JOINT
VENTURES AND ASSOCIATED UNDERTAKINGS
Continuing operations                                                        5                      3                     4
Discontinued operations                                                      -                     16                    17
                                                              ------------------     ------------------    ------------------

                                                                             5                     19                    21
                                                              ------------------     ------------------    ------------------

TOTAL OPERATING LOSS                                                       (52)                  (188)                 (425)
Profit on sale of fixed assets                                              11                     18                    96
(Loss)/profit on disposal of group undertakings                              -                    (12)                   19
                                                              ------------------     ------------------    ------------------

LOSS BEFORE INTEREST                                                       (41)                  (182)                 (310)
NET INTEREST AND INVESTMENT INCOME
Group                                                                      (46)                   (51)                  (92)
Joint ventures and associated undertakings                                  (2)                    (1)                   (2)
                                                              ------------------     ------------------    ------------------

LOSS BEFORE TAXATION                                                       (89)                  (234)                 (404)
Taxation                                                                   (36)                    (2)                  (61)
                                                              ------------------     ------------------    ------------------

LOSS AFTER TAXATION                                                       (125)                  (236)                 (465)
Minority Interests                                                           -                     (1)                    7
                                                              ------------------     ------------------    ------------------

LOSS FOR THE FINANCIAL PERIOD                                             (125)                  (237)                 (458)
Dividends                                                                    -                      -                     -
                                                              ------------------     ------------------    ------------------

LOSS RETAINED FOR THE FINANCIAL PERIOD                                    (125)                  (237)                 (458)

                                                              ==================     ==================    ==================

Basic loss per ordinary share                                             (3.99)p                (7.58)p              (14.65)p

                                                              ==================     ==================    ==================

Diluted loss per ordinary share                                           (3.99)p                (7.58)p              (14.65)p

                                                              ==================     ==================    ==================

                                CORUS GROUP plc

                           CONSOLIDATED BALANCE SHEET

                                                                     Unaudited              Unaudited               Audited
                                                                    at 28 June        at 29 June 2002             at 28 Dec
                                                                          2003               (pound)m                  2002
                                                                      (pound)m                                     (pound)m
FIXED ASSETS
Intangible assets                                                         101                    130                   105
Tangible assets                                                         2,836                  3,046                 2,871
Investments in joint ventures                                              85                    126                    84
Investments in associated undertakings                                      5                    365                     7
Other investments and loans                                                73                     62                    59
                                                             ------------------     ------------------    ------------------

                                                                        3,100                  3,729                 3,126
                                                             ------------------     ------------------    ------------------

CURRENT ASSETS
Stocks                                                                  1,393                  1,332                 1,337
Debtors: amounts falling due after more than one year                     480                    492                   457
                                                             ------------------     ------------------    ------------------
Debtors: amounts falling due within one year                            1,597                  1,500                 1,422
Less: securitisation of trade debtors                                    (215)                  (185)                 (181)
                                                             ------------------     ------------------    ------------------
Net debtors falling due within one year                                 1,382                  1,315                 1,241
Short term investments                                                     44                      3                    40
Cash at bank and in hand                                                  212                    201                   230
                                                             ------------------     ------------------    ------------------

                                                                        3,511                  3,343                 3,305


CREDITORS: AMOUNTS FALLING
DUE WITHIN ONE YEAR                                                    (2,085)                (1,680)               (1,636)
                                                             ------------------    ------------------    ------------------

NET CURRENT ASSETS                                                      1,426                  1,663                 1,669
                                                             ------------------     ------------------    ------------------

TOTAL ASSETS LESS CURRENT LIABILITIES                                   4,526                  5,392                 4,795
CREDITORS: AMOUNTS FALLING DUE
AFTER MORE THAN ONE YEAR
Convertible bonds                                                        (328)                  (310)                 (309)
Other borrowings                                                         (865)                (1,456)               (1,119)
Other creditors                                                           (36)                   (28)                  (36)
PROVISIONS FOR LIABILITIES AND CHARGES                                   (530)                  (581)                 (522)
ACCRUALS AND DEFERRED INCOME
Regional development and other grants                                     (43)                   (43)                  (40)
                                                             ------------------     ------------------    ------------------

                                                                        2,724                  2,974                 2,769

                                                             ==================     ==================    ==================


CAPITAL AND RESERVES
Called up share capital                                                 1,565                  1,565                 1,565
Share premium  account                                                      7                      6                     7
Statutory reserve                                                       2,338                  2,338                 2,338
Other reserves                                                            201                    201                   201
Profit and loss account                                                (1,437)                (1,194)               (1,389)
                                                             ------------------     ------------------    ------------------

SHAREHOLDERS' FUNDS - EQUITY INTERESTS                                  2,674                  2,916                 2,722
MINORITY INTERESTS
Equity interests in subsidiary undertakings                                50                     58                    47
                                                             ------------------     ------------------    ------------------

                                                                        2,724                  2,974                 2,769

                                                             ==================     ==================    ==================

                                CORUS GROUP plc

                 STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES



                                                                            Unaudited              Unaudited               Audited
                                                                             6 months               6 months             12 months
                                                                      to 28 June 2003             to 29 June             to 28 Dec
                                                                             (pound)m                   2002                  2002
                                                                                                    (pound)m              (pound)m
Loss for financial period                                                       (125)                  (237)                 (458)

Exchange translation differences on
foreign currency net investments                                                  77                     90                    83
                                                                    ------------------     ------------------    ------------------

Total recognised losses relating  to the period                                  (48)                  (147)                 (375)
                                                                    ==================     ==================    ==================



               RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS



                                                                      Unaudited at 28        Unaudited at 29            Audited at
                                                                                 June                   June                28 Dec
                                                                                 2003                   2002                  2002
                                                                             (pound)m               (pound)m              (pound)m

Shareholders' funds at beginning of period                                     2,722                  3,061                 3,061


Loss for the period                                                             (125)                  (237)                 (458)


Exchange translation differences on
foreign currency net investments                                                  77                     90                    83

Transfer of goodwill                                                               -                      -                    33

New shares issued                                                                  -                      2                     3

                                                                    ------------------     ------------------    ------------------

Shareholders' funds at end of period                                           2,674                  2,916                 2,722

                                                                    ==================     ==================    ==================

                                CORUS GROUP plc

                        CONSOLIDATED CASH FLOW STATEMENT

                                                                           Unaudited               Unaudited              Audited
                                                                            6 months                6 months            12 months
                                                                     to 28 June 2003              to 29 June       to 28 Dec 2002
                                                                            (pound)m                    2002             (pound)m
                                                                                                          (pound)m
NET CASH (OUTFLOW)/INFLOW FROM
OPERATING ACTIVITIES                                                            (101)                    (6)                   41

DIVIDENDS FROM JOINT VENTURES AND
ASSOCIATED UNDERTAKINGS                                                            1                      5                     8

RETURNS ON INVESTMENTS AND
SERVICING OF FINANCE
Interest and other dividends received                                              9                      7                    15
Interest paid                                                                    (56)                   (49)                  (97)
Issue costs of new loans                                                           -                       -                   (4)
Interest element of finance lease rental payments                                 (1)                    (1)                   (1)
                                                                    ------------------     ------------------    ------------------
Net cash outflow from returns on investments
and servicing of finance                                                         (48)                   (43)                  (87)
                                                                    ------------------     ------------------    ------------------

TAXATION
UK corporation tax received                                                        -                      5                     2
Overseas tax paid                                                                (24)                    (7)                  (16)
                                                                    ------------------     ------------------    ------------------

Tax paid                                                                         (24)                    (2)                  (14)
                                                                    ------------------     ------------------    ------------------

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of tangible fixed assets                                                (72)                   (78)                 (176)
Sale of tangible fixed assets                                                     37                     31                   112
Purchase of intangible fixed assets                                                -                     (1)                   (1)
Purchase of other fixed asset investments                                         (9)                    (7)                   (7)
Sale of other fixed asset investments                                              1                      -                     -
Loans to joint ventures and associated undertakings                               (4)                     -                     -
Repayment of loans by joint ventures
and associated undertakings                                                        1                     14                    15
                                                                    ------------------     ------------------    ------------------
Net cash outflow from capital expenditure
and financial investment                                                         (46)                   (41)                  (57)
                                                                    ------------------     ------------------    ------------------

ACQUISITIONS AND DISPOSALS
Purchase of subsidiary undertakings and businesses                               (17)                    (1)                    -
Net overdraft acquired with subsidiary
undertakings and businesses                                                        -                      -                    (5)
Investments in joint ventures and associated undertakings                         (1)                    (2)                   (3)
Sale and exchange of businesses
and subsidiary undertakings                                                        5                      2                     2
Sale of joint ventures and associated undertakings                                 -                     (1)                  451
                                                                    ------------------     ------------------    ------------------

Net cash (outflow)/inflow from acquisitions and disposals                        (13)                    (2)                  445
                                                                    ------------------     ------------------    ------------------

                                CORUS GROUP plc


                                                                    Unaudited               Unaudited               Audited
                                                                     6 months                6 months             12 months
                                                                   to 28 June              to 29 June             to 28 Dec
                                                                         2003                    2002                  2002
                                                                     (pound)m                (pound)m              (pound)m

EQUITY DIVIDENDS PAID TO SHAREHOLDERS                                       -                      -                      -
                                                             ------------------     ------------------    ------------------
Net cash (outflow)/inflow before use of
liquid resources and financing                                           (231)                   (89)                   336
                                                             ------------------     ------------------    ------------------

MANAGEMENT OF LIQUID RESOURCES
Net (purchase)/sale of short term investments                              (4)                     8                   (28)


FINANCING
Issue of ordinary shares                                                    -                      2                     3
                                                             ------------------     ------------------    ------------------

Cash inflow from issue of ordinary shares                                   -                      2                     3
                                                             ------------------     ------------------    ------------------

New loans                                                                 261                    186                   231
Repayment of borrowings                                                   (31)                   (71)                 (508)
New finance leases                                                          -                       -                   25
Capital element of finance lease rental payment                             -                     (3)                  (14)
                                                             ------------------     ------------------    ------------------

Increase/(decrease) in debt                                               230                    112                  (266)
                                                             ------------------     ------------------    ------------------

Net cash inflow/(outflow) from financing activities                       230                    114                  (263)
                                                             ------------------     ------------------    ------------------

(DECREASE)/INCREASE IN CASH IN PERIOD                                     (5)                     33                    45

                                                             ==================     ==================    ==================

                                CORUS GROUP plc

            RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT


                                                                           Unaudited               Unaudited               Audited
                                                                            6 months                6 months             12 months
                                                                          to 28 June              to 29 June             to 28 Dec
                                                                                2003                    2002                  2002
                                                                            (pound)m                (pound)m              (pound)m


(Decrease)/increase in cash                                                       (5)                    33                    45
Increase/(decrease) in liquid resources                                            4                     (8)                   28
(Increase)/decrease in debt                                                     (230)                  (112)                  266
Issue costs of new loans                                                           -                       -                    4
                                                                    ------------------     ------------------    ------------------

Change in net debt resulting from cash flows in period                          (231)                   (87)                  343
Debt and liquid resources acquired                                                 -                      -                    (4)
Effect of foreign exchange rate changes                                          (39)                   (33)                  (24)
Other non-cash changes                                                             -                      -                     9
                                                                    ------------------     ------------------    ------------------

Movement in net debt during the period                                          (270)                  (120)                  324

Net debt at beginning of the period                                           (1,236)                (1,560)               (1,560)
                                                                    ------------------     ------------------    ------------------

Net debt at end of the period                                                 (1,506)                (1,680)               (1,236)

                                                                    ==================     ==================    ==================


                           ANALYSIS OF NET BORROWINGS

                                                      Unaudited            Unaudited at              Audited
                                                     at 28 June                 29 June            at 28 Dec
                                                           2003                    2002                 2002
                                                       (pound)m                (pound)m             (pound)m


Cash at bank and in hand                                   212                    201                   230
Bank overdrafts                                            (18)                   (20)                  (36)
Short term investments                                      44                      3                    40
Long term borrowings                                    (1,151)                (1,742)               (1,386)
Other loans (*)                                           (550)                   (94)                  (41)
Obligations under finance leases                           (43)                   (28)                  (43)
                                              ------------------     ------------------    ------------------

                                                        (1,506)                (1,680)               (1,236)

                                              ==================     ==================    ==================


(*) At 28 June 2003 this includes (pound)534m balance of a banking facility that was due to expire at the end of January 2004 and, as such, was included in "Creditors - amounts falling due within one year" within the consolidated balance sheet at 28 June 2003. On 31 July 2003 a new banking facility with a final maturity date of 30 June 2006 was signed. Further details are set out on page 8, "Cash flow and financing".

                                CORUS GROUP plc

                           SUPPLEMENTARY INFORMATION

                                                                Unaudited               Unaudited               Audited
                                                                 6 months                6 months             12 months
                                                               to 28 June              to 29 June             to 28 Dec
                                                                     2003                    2002                  2002
                                                                 (pound)m                (pound)m              (pound)m

1.   Turnover & operating result

   SEGMENTAL TURNOVER

   Carbon steel products                                             2,723                  2,361                 4,742
   Distribution & further processing                                   657                    602                 1,236
   Other turnover                                                      133                    113                   253
                                                         ------------------     ------------------    ------------------

   Carbon steel                                                      3,513                  3,076                 6,231
   Aluminium                                                           510                    500                   957
                                                         ------------------     ------------------    ------------------

   Group turnover                                                    4,023                  3,576                 7,188

                                                         ==================     ==================    ==================

   BY DESTINATION

   UK                                                                1,091                  1,046                 2,071
   Europe (excluding UK)                                             2,130                  1,817                 3,658
   North America                                                       398                    435                   881
   Other areas                                                         404                    278                   578
                                                         ------------------     ------------------    ------------------

                                                                     4,023                  3,576                 7,188

                                                         ==================     ==================    ==================

    GROUP OPERATING RESULT

    Before exceptional items:
    Carbon steel                                                      (51)                  (273)                 (422)
    Aluminium                                                          15                     21                    29
                                                         ------------------     ------------------    ------------------

                                                                      (36)                 (252)                  (393)

                                                         ==================     ==================    ==================
    After exceptional items:
    Carbon steel                                                      (71)                  (228)                 (467)
    Aluminium                                                          14                     21                    21
                                                         ------------------     ------------------    ------------------

                                                                      (57)                  (207)                 (446)

                                                         ==================     ==================    ==================


2.   Product turnover & sales volume

    PRODUCT TURNOVER

    Carbon steel products:
    UK                                                                 922                    830                 1,643
    Europe (excluding UK)                                            1,372                  1,134                 2,283
    North America                                                      220                    261                   548
    Other areas                                                        209                    136                   268
                                                         ------------------     ------------------    ------------------

                                                                     2,723                  2,361                 4,742

                                                         ==================     ==================    ==================

                                CORUS GROUP plc

                           SUPPLEMENTARY INFORMATION


                                              Unaudited          Unaudited          Audited
                                               6 months           6 months        12 months
                                             to 28 June         to 29 June        to 28 Dec
                                                   2003               2002             2002
   PRODUCT TURNOVER, continued                  (pound)m          (pound)m         (pound)m

   Aluminium:
   UK                                                 29                45               87
   Europe (excluding UK)                             356               335              634
   North America                                      85                85              165
   Other areas                                        40                35               71
                                            -------------     -------------   --------------

                                                     510               500              957

                                            =============     =============   ==============

   comprising:

   Primary metal                                      53                68              123
   Rolled products                                   346               331              633
   Extrusions                                        111               101              201
                                            -------------     -------------   --------------

                                                     510               500              957

                                            =============     =============   ==============


    SALES VOLUME                                     kt                kt               kt

    Carbon steel products:
    UK                                            3,140             2,989            5,896
    Europe (excluding UK)                         4,470             4,130            8,138
    North America                                   677               811            1,677
    Other areas                                     607               457              910
                                            -------------     -------------   --------------

                                                  8,894             8,387           16,621

                                            =============     =============   ==============

    Aluminium:
    UK                                               12                32               62
    Europe (excluding UK)                           206               195              373
    North America                                    49                48               96
    Other areas                                      16                16               29
                                            -------------     -------------   --------------

                                                    283               291              560

                                            =============     =============   ==============

    comprising:

    Primary metal                                    64                77              147
    Rolled products                                 172               168              324
    Extrusions                                       47                46               89
                                            -------------     -------------   --------------

                                                    283               291              560

                                            =============     =============   ==============

                                CORUS GROUP plc

                           SUPPLEMENTARY INFORMATION


                                                                           Unaudited               Unaudited               Audited
                                                                            6 months                6 months             12 months
                                                                          to 28 June              to 29 June             to 28 Dec
                                                                                2003                    2002                  2002
                                                                            (pound)m                (pound)m              (pound)m
3.   Total operating costs

     Raw materials & consumables                                               1,787                  1,634                 3,339
     Maintenance costs
     (excluding own labour)                                                      340                    378                   682
     Other external charges                                                      652                    628                 1,209
     Employment costs                                                            851                    789                 1,568
     Depreciation & amortisation
     (net of grants released)                                                    174                    161                   445
     Other operating costs                                                       287                    197                   436
     Changes in stock                                                             (5)                     1                   (34)
     Own work capitalised                                                         (6)                    (5)                  (11)
                                                                    ------------------     ------------------    ------------------

                                                                               4,080                  3,783                 7,634

                                                                    ==================     ==================    ==================


4.   Restructuring and impairment exceptional items

      As included in total operating costs:

        -  Redundancy & related costs                                              7                     (3)                  (14)
        -  Accelerated depreciation                                               18                    (11)                   82
        -  Accelerated amortisation                                                -                      -                    23
        -  Other asset write-downs                                                 1                     (1)                   (3)
        -  Other rationalisation costs                                            (5)                   (30)                  (35)
                                                                    ------------------     ------------------    ------------------

                                                                                  21                    (45)                   53

                                                                    ==================     ==================    ==================


      comprising:

      Carbon steel                                                                20                    (45)                   45
      Aluminium                                                                    1                      -                     8
                                                                    ------------------     ------------------    ------------------

                                                                                  21                    (45)                   53

                                                                    ==================     ==================    ==================


5.   Net interest & investment income

      Interest receivable                                                          7                      7                    17
      Interest payable                                                           (51)                   (57)                 (108)
      Finance leases                                                              (2)                    (1)                   (1)
                                                                    ------------------     ------------------    ------------------

      Group                                                                      (46)                   (51)                  (92)
      Joint ventures & associated undertakings                                    (2)                    (1)                   (2)
                                                                    ------------------     ------------------    ------------------

                                                                                 (48)                   (52)                  (94)

                                                                    ==================     ==================    ==================

                                CORUS GROUP plc

                           SUPPLEMENTARY INFORMATION

                                                      Unaudited               Unaudited               Audited
                                                       6 months                6 months             12 months
                                                     to 28 June              to 29 June             to 28 Dec
                                                           2003                    2002                  2002
                                                       (pound)m                (pound)m              (pound)m
6.   Taxation

      UK corporation tax                                      3                      2                     2
      Double tax relief                                      (3)                    (2)                   (2)
      UK prior year charge/(credit)                           -                      4                    (3)
      Overseas prior year charge                             10                      -                    19
      Overseas taxes                                         36                     (9)                   15
                                               ------------------     ------------------    ------------------

      Current tax                                            46                     (5)                   31
      UK deferred tax                                         -                      -                    40
      Overseas deferred tax                                 (11)                     2                   (16)
                                               ------------------     ------------------    ------------------

      Group tax                                              35                     (3)                   55
      Joint ventures                                          1                      1                     2
      Associated undertakings                                 -                      4                     4
                                               ------------------     ------------------    ------------------

                                                             36                      2                    61

                                               ==================     ==================    ==================


     Deferred tax assets amounting to (pound)140m have been recognised at 28 June 2003 (28 December 2002: (pound)137m). The deferred tax assets in respect of tax losses are recoverable against future forecast taxable profits within a time horizon that the directors consider to be more likely than not to occur. Deferred tax assets have not been recognised in respect of losses with a value of (pound)1,530m, of which (pound)952m are UK losses.


7. Reconciliation of Group operating loss to net cash flow from operating activities

      Group operating loss                                       (57)                  (207)                 (446)
      Depreciation & amortisation
      (net of grants released)                                   174                    161                   445
      Exceptional items (excluding
      accelerated depreciation)                                    3                    (34)                  (52)
      Utilisation of provisions                                  (15)                   (27)                  (57)
      (Increase)/decrease in stocks                              (18)                    22                    27
      (Increase)/decrease in debtors                            (162)                    81                   218
      Decrease in creditors                                      (39)                    (2)                  (83)
      Other movements (net)                                       13                      -                   (11)
                                                    ------------------     ------------------    ------------------

                                                                (101)                    (6)                   41

                                                    ==================     ==================    ==================

                                CORUS GROUP plc

                           SUPPLEMENTARY INFORMATION

                                                                            Unaudited              Unaudited               Audited
                                                                             6 months               6 months             12 months
                                                                           to 28 June             to 29 June             to 28 Dec
                                                                                 2003                   2002                  2002
                                                                             (pound)m               (pound)m              (pound)m

8.   Stocks

      Raw materials                                                               495                    498                   472
      Work in progress                                                            398                    374                   387
      Finished goods                                                              500                    460                   478
                                                                    ------------------     ------------------    ------------------

                                                                                1,393                  1,332                 1,337

                                                                    ==================     ==================    ==================


9.   Securitisation of trade debtors

      Securitised gross trade debtors                                            353                    315                   293
      Less non-returnable proceeds                                              (215)                  (185)                 (181)
                                                                    ------------------     ------------------    ------------------

      Net securitised trade debtors                                              138                    130                   112
      Other trade debtors                                                      1,088                    940                   883
                                                                    ------------------     ------------------    ------------------

                                                                               1,226                  1,070                   995

                                                                    ==================     ==================    ==================


10.  Capital expenditure

      Purchase of tangible fixed assets                                           72                     78                   176
      Movement in capital creditors                                               (9)                    (3)                   12
                                                                    ------------------     ------------------    ------------------

                                                                                  63                     75                   188

                                                                    ==================     ==================    ==================


11.  Reconciliation of Group operating loss to EBITDA before exceptional items

      Group operating loss                                                       (57)                  (207)                 (446)
      Exceptional items (excluding accelerated depreciation)                       3                    (34)                  (52)
      Depreciation & amortisation (net of grants released)                       174                    161                   445
                                                                    ------------------     ------------------    ------------------

                                                                                 120                    (80)                  (53)

                                                                    ==================     ==================    ==================


      comprising:

      Carbon steel ex UK                                                         (51)                  (148)                 (251)
      Carbon steel ex Netherlands                                                135                     27                   130
                                                                    ------------------     ------------------    ------------------

                                                                                  84                   (121)                 (121)
       Aluminium                                                                  36                     41                    68
                                                                    ------------------     ------------------    ------------------

                                                                                 120                    (80)                  (53)

                                                                    ==================     ==================    ==================

                                CORUS GROUP plc

                           SUPPLEMENTARY INFORMATION

                                                                Unaudited              Unaudited               Audited
                                                                 6 months               6 months             12 months
                                                               to 28 June             to 29 June             to 28 Dec
                                                                     2003                   2002                  2002
12. Employees                                                      number                 number                number

      Average weekly numbers employed:
      UK                                                           25,300                 26,300                25,900
      Netherlands                                                  11,700                 12,000                11,900
      Other countries                                              13,700                 13,800                13,800
                                                        ------------------     ------------------    ------------------

                                                                   50,700                 52,100                51,600

                                                        ==================     ==================    ==================

      Numbers employed at end of period:
      UK                                                           25,100                 25,800                25,400
      Netherlands                                                  11,600                 11,900                11,800
      Other countries                                              13,700                 13,900                13,700
                                                        ------------------     ------------------    ------------------

                                                                   50,400                 51,600                50,900

                                                        ==================     ==================    ==================


13.   Summary FRS 17 disclosure                                  (pound)m               (pound)m              (pound)m
      (net pension asset)


      As measured in accordance with the
      UK requirements of FRS 17:
      Total market value of assets                                10,865                 11,048                10,395
      Present value of schemes' liabilities                      (10,845)                (9,685)              (10,307)

      Non-recoverable surplus                                          -                   (222)                    -
                                                        ------------------     ------------------    ------------------

      Recoverable surplus                                             20                  1,141                    88
      Related deferred tax liability                                  (1)                  (351)                  (20)
                                                        ------------------     ------------------    ------------------

      Net pension asset                                               19                    790                    68

                                                        ==================     ==================    ==================



     Of the net pension asset above,(pound)265m (June 2002:(pound)928m; December 2002:(pound)280m) relates to schemes in surplus and(pound)246m (June 2002:(pound)138m; December 2002:(pound)212m) relates to schemes in deficit.

                                CORUS GROUP plc

                           SUPPLEMENTARY INFORMATION

                                                                           Unaudited               Unaudited               Audited
                                                                            6 months                6 months             12 months
                                                                          to 28 June              to 29 June             to 28 Dec
                                                                                2003                    2002                  2002
                                                                            (pound)m                (pound)m              (pound)m

14. US GAAP

      Loss for financial period                                                 (125)                  (237)                 (458)

      Adjustments:

      Amortisation of goodwill                                                     4                      6                     9
      Impairment of US GAAP goodwill on adoption
      of SFAS 142 (net of release of negative goodwill)                            -                    (22)                  (22)
      Profit on sale of associated undertaking/subsidiary                          -                     15                   123
      Interest costs capitalised                                                   3                      4                     6
      Depreciation of capitalised interest                                       (10)                    (9)                  (18)
      Pension costs                                                               (3)                    60                    95
      Stock-based employee compensation awards                                    (8)                    (8)                  (15)
      Accelerated depreciation                                                    (4)                    (8)                 (151)
      Profit on disposal of fixed assets                                          (6)                     -                   (23)
      Deferred taxation                                                            1                    (18)                   29
      Profit on commodity derivatives                                             12                     25                    22
      Profit/(loss) on foreign currency derivatives                                7                     (3)                    5
                                                                    ------------------     ------------------    ------------------

     Loss for financial period - US GAAP                                        (129)                  (195)                 (398)

                                                                    ==================     ==================    ==================

     Basic loss per ADS - US GAAP                                       (pound)(0.41)          (pound)(0.62)         (pound)(1.27)

                                                                    ==================     ==================    ==================

     Diluted loss per ADS - US GAAP                                     (pound)(0.41)          (pound)(0.62)         (pound)(1.27)

                                                                    ==================     ==================    ==================


    Shareholders' equity                                                       2,674                  2,916                 2,722

     Adjustments:

     Additional goodwill under US GAAP                                            10                      3                     6
     UK GAAP goodwill on AvestaPolarit                                             -                    (75)                    -
     Purchase consideration                                                      (26)                   (26)                  (26)
     Interest costs capitalised (net of depreciation)                            104                    114                   111
     Pension costs                                                               283                    302                   286
     Accelerated depreciation                                                    151                    298                   155
     Deferred taxation                                                          (128)                  (196)                 (129)
     Assets/(liabilities) arising from derivatives                                17                     (7)                   (2)
     Deferred profits on fixed asset disposals                                   (29)                     -                   (23)
                                                                    ------------------     ------------------    ------------------

     Shareholders' equity - US GAAP                                            3,056                  3,329                 3,100

                                                                    ==================     ==================    ==================

                                CORUS GROUP plc

                  Independent Review Report to Corus Group plc

     Introduction

     We have been instructed by the company to review the financial information which comprises the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.


     Directors' responsibilities

     The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.


     Review work performed

     We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purposes of the Listing Rules of the Financial Services Authority and no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.


     Review conclusion

     On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 28 June 2003.


     PricewaterhouseCoopers LLP
     Chartered Accountants
     London
     24 September 2003


     Notes:
     (a) The maintenance and integrity of the Corus Group plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.
     (b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.